Exhibit 99.1

SIERRA WIRELESS

HEART OF THE WIRELESS MACHINE®

SIERRA WIRELESS
MC8790
SIERRA WIRELESS
EMPOWERED
AirCard

2008 Annual Report

UNITED STATES GAAP

Financial Highlights

Consolidated Statements of Operations Data

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

Years ended December 31,	2006	2007	2008

Revenue	$221,285	$439,903	$567,308
Gross margin	69,177	123,142	156,697
Gross margin percentage	31.3%	28.0%	27.6%
Total expenses	63,589	84,566	112,125
Net earnings	9,796	32,459	62,583
Diluted earnings per share	0.38	1.16	2.00

Revenue by product
PC Adapters	71%	71%	73%
Embedded modules	24	21	21
Mobile and M2M	3	6	5
Other	2	2	1
	100%	100%	100%

Revenue by geographic region
Americas	64%	69%	70%
Europe, Middle East and Africa (“EMEA”)	17	12	9
Asia-Pacific	19	19	21
	100%	100%	100%

Consolidated Balance Sheets Data

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

December 31,	2007	2008

Cash, including short-term and long-term investments	$196,361	$81,261
Restricted cash	—	191,473
Working capital	213,584	96,681
Long-term liabilities	2,714	5,906
Total shareholders’ equity	295,324	357,448
Number of common shares outstanding	31,334,617	31,031,954

Report to Shareholders

2008 was a year of continued strong revenue growth and profitability.  We drove year-over-year revenue growth by nearly 30% to a record $567.3 million, and achieved record earnings and cash flow from operations in the face of stiff economic headwinds.

We introduced many new products, expanded our global channels, significantly grew our North American and Asian businesses, and achieved the best financial results in our history.  We also took a major step in strengthening our strategic position with our offer to purchase Wavecom S.A. (“Wavecom”), a global leader in the attractive machine-to-machine (“M2M”) market.

Appealing to Global Customers with Smaller and Faster Devices

Continued adoption of mobile broadband services, coupled with end-user appetite for ever-smaller and faster devices, provided the platform for our growth in 2008.  We rolled out new products for the faster HSPA and EV-DO Rev A networks, while continuing to reduce the size of our devices and improve their functionality.  Overall, we increased our sales in the Americas by 31% and in Asia by 42% on a year-over-year basis.

PC Adapter Products

PC Adapter products were at the forefront of our market success, with our newer USB modems making the most significant contribution to overall revenue growth.  Our new USB products introduced in 2008 offer innovative industrial design and a highly attractive feature set, and helped us to more than double our USB product sales from 2007 to $288.5 million.  Combined with sales of our AirCard branded PC Cards and new ExpressCard products, total sales from our PC Adapter segment increased 29% on a year-over-year to $408.8 million in 2008.

We continued to demonstrate our first-to-market leadership capability with our collaborative effort with Qualcomm ,Ericsson and Telstra to produce the world’s first PC adapter devices supporting HSPA+.  These devices, which were launched in February of 2009, support data speeds up to three times that of any HSPA products on the market today and provide a better user experience in support of data-intensive applications such as Internet video and music downloads.

Embedded Modules

We achieved 32% year-over-year revenue growth in our embedded module line in 2008, despite more competitive conditions in the PC OEM market.  We also maintained our strong position with vertical OEM customers, providing embedded mobile broadband connectivity to a diverse and specialized range of networking equipment, handheld devices and M2M solutions.  In total we introduced five new embedded modules in 2008, including new products for HSPA and EV-DO Rev A networks.

In the near term, we expect our sales to PC OEMs to continue to erode as a result of increased competition and weaker economic conditions.  However, we expect this business will stabilize over time as we earn repeat design wins with a core set of PC OEM customers for a range of notebook platforms and geographical markets.

Overall, we believe that the market for embedded wireless modules has strong growth opportunities and that our position will strengthen considerably with our acquisition of Wavecom.

Mobile and M2M Products

We continued to strengthen our focus on our high-margin rugged mobile and M2M gateway products in 2008, growing our revenue from these products by 20%, despite weaker economic conditions.  These gains reflect the benefit of our 2007 acquisition of AirLink Communications, which expanded our portfolio of fixed and mobile wireless gateway solutions.

We continued to strengthen our product line in this segment during 2008 as well, releasing several new products and acquiring the assets of Junxion, Inc.  By leveraging these acquired assets, we have accelerated our introduction of mobile broadband enabled WiFi routers for commercial applications and strengthened our remote device management software platform.

We continue to view the Mobile and M2M market as fertile ground for profitable growth.  This market is highly fragmented, and we plan to continue to invest in growing this business with new products, segments, and geographical expansion.

Acquisition of Wavecom

Consistent with our strategy to expand aggressively into the M2M market, we made an offer to purchase Wavecom, a global leader in M2M based in France, in the fourth quarter of 2008.  The total value of the transaction is approximately €218 million, representing an implied enterprise value for Wavecom of approximately €85.5 million.  We expect the combination will create a global leader, uniquely positioned to benefit from the anticipated growth in the wireless for mobile computing and M2M markets.  In addition, we expect the acquisition will strengthen our presence in Europe and Asia, while solidifying our position as a leader in the M2M market with an expanded roster of products, enhanced scale, and broad R&D capability.  The acquisition closed on February 27, 2009.

Moving Forward in Uncertain Times

Notwithstanding our solid progress in our business lines and our major strategic move to acquire Wavecom, we have begun to experience the impact of the softening macro-economic climate.  In response, we streamlined our cost structure by eliminating 56 positions in January 2009, reducing our annualized labor cost by approximately $5.5 million.

While we view this action as prudent and necessary given current economic conditions, we continue to believe that the wireless for mobile computing and M2M markets have strong long-term growth prospects.  The deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans and growing customer awareness are all helping to drive demand.

Overall, we believe that our market, channel and product positions continue to be strong.  We remain confident that as the macro-economic climate strengthens, we will be well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence and an excellent team.

As we look forward, we are excited about the opportunities that lay ahead and we remain focused on business execution in a challenging environment and a successful integration with Wavecom.

We thank you for your continued confidence, and we look forward to reporting to you on our achievements in 2009.

/s/Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”).  These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements.  Forward-looking statements in this report include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition.  These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors and uncertainties are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the year ended December 31, 2008, and up to and including March 24, 2009.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2008 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, (“OEMs”), and high value fixed and mobile wireless solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development and launch, leveraging our expertise in wireless design, integration and certification to provide built-in wireless connectivity for mobile computing devices and other vertical market solutions. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that mobile broadband for the mobile computing market has strong growth prospects.  We believe that the key growth enablers for this market include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans and growing customer awareness of mobile broadband.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications.

Our rugged mobile and M2M products are used primarily in the public safety, energy, industrial, transportation and transaction processing markets.  We believe the mobile and M2M markets we serve offer attractive opportunities for long term profitable growth.  We also believe that there are many mobile and M2M segments and customers, as well as a fragmented base of competitors, giving us opportunity to expand our market position and share.

We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

In 2007, we achieved annual revenue of $439.9 million, driven by the launch of nine new mobile computing products for both HSPA and EV-DO Rev A networks.  We expanded our product footprint with key existing customers such as AT&T and Sprint, and significantly grew our European and Asia-Pacific business, while increasing  profitability.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless solutions in the M2M segment.  The acquisition is consistent with our strategy of strengthening our position in the rugged mobile and M2M segments and expanding our high gross margin product lines.  The aggregate purchase price was $31.2 million, including cash consideration of $12.0 million, the issuance of approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink and $1.6 million in transaction costs.

In 2008, we achieved record annual revenue of $567.3 million, an increase of 29% compared to $439.9 million in 2007, driven by sales of our newest HSPA and EV-DO Rev A products.  Gross margin was 27.6% in 2008, compared to 28.0% in 2007.  Earnings from operations were $44.6 million in 2008, compared to $38.6 million in 2007.  Net earnings were $62.6 million, or diluted earnings per share of $2.00 in 2008, compared to $32.5 million, or diluted earnings per share of $1.16, in 2007.  Net earnings for 2008 include an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction that is described below.  In addition, we reduced our valuation allowance by $6.5 million which reduced our income tax expense and increased net earnings.

On December 2, 2008, we announced an all cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions.  The total value of the transaction is approximately €218 million.  We made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding Wavecom shares and 99.97% of the OCEANEs, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the opening of a subsequent offering period of the all cash tender offer for Wavecom securities in France and the United States.  Shortly after the subsequent offering period, which closes on March 31, 2009, and provided applicable legal requirements are satisfied, we intend to implement a squeeze-out of the Wavecom shares and OCEANEs that have not been tendered to the offer and to request the delisting of the Wavecom shares and OCEANEs from Euronext and ADSs from Nasdaq.  We expect the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia.

During the second quarter of 2008, we received regulatory approval that allows us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).  As of December 31, 2008, we had purchased and cancelled 407,700 shares under the Bid.

Subsequent to year end, on January 29, 2009, we implemented an expense reduction program that is expected to reduce labor costs by approximately $5.5 million on an annualized basis.  The program included the elimination of approximately 56 positions, representing 10% of our workforce.  The actions related to this program are expected to be completed during the first quarter of 2009.  We expect to incur a pre-tax charge of approximately $1.3 million in the first quarter of 2009 for severance and other costs related to this program. The organizational changes included the resignation of Mr. Trent Punnett, Senior Vice-President, Marketing and Corporate Development.

Our balance sheet remains strong, with $272.7 million of cash, cash equivalents and short and long-term investments at December 31, 2008, compared to $196.4 million at December 31, 2007. Of the $272.7 million, $191.5 million is restricted cash that is security for a letter of credit issued in connection with our agreement to acquire Wavecom.  For the year ended December 31, 2008, record cash of $86.1 million was provided by operations, compared to cash provided by operations of $48.8 million in the same period of 2007.

Key factors that we expect will affect our revenue in the near term are general economic conditions in the markets we serve, our ability to successfully integrate the Wavecom acquisition, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

We have a robust product line and expanded roster of sales channels.  However, the downturn in the economy causes us to be cautious regarding revenue trends in the near term.  We expect that Q1 2009 revenue will be sequentially lower than Q4 2008, mainly as a result of macro economic headwinds in key markets and continued intense competition.  Specific product development and business development initiatives include:

PC Adapter Products

PC adapter products include our AirCard branded PC cards, and our USB modems.  In 2008, sales of our PC adapter products increased 29% to $408.8 million, compared to $315.9 million in the same period of 2007.  USB wireless modems dominate the composition of our PC adapter product line, generating approximately $288.5 million of revenue in 2008, compared to $141.0 million in 2007.  Continued success with our PC adapter products will depend in part on our ability to continue to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

Our USB wireless modems plug into the USB ports of notebook and desktop computers, as well as other products such as network routers.  In the first half of 2007, we began commercial shipments of our USB modems for HSDPA and EV-DO Rev A networks and began shipping our HSUPA USB modems during the fourth quarter of 2007. During 2008, we continued to have a strong position with AT&T and Telstra with shipments of our HSUPA USB modems and with Sprint with shipments of our EV-DO Rev A USB modems.

During the third quarter of 2008, we began shipping our new USB modem for HSUPA networks, the Compass 885, to AT&T in the United States, O2 in the United Kingdom, Telstra in Australia and Swisscom and sunrise in Switzerland.   We also commenced shipments of our EV-DO Rev A USB modem, the Compass 597, to Telus in Canada and Telecom New Zealand.   During the fourth quarter of 2008, we began shipping our latest USB modems, the Compass 888 for HSPA networks and the USB 598 for EV-DO Rev A networks.  We believe that form factor and industrial design are important differentiators among USB products.  Our new USB wireless modems are smaller than our previous models and have an innovative new industrial design and feature set.  We expect that the timing of the introduction of new USB form factors by ourselves and our competitors may lead to volatility in our revenue on a quarterly basis, as new form factors enter the market at different times.

During the fourth quarter of 2008, we introduced our new HSPA ExpressCards, the AirCard 501 and AirCard 502, that provide 3G mobile broadband in a compact, durable design.  These ExpressCards are expected to commence shipping during the first quarter of 2009.  We also continued to demonstrate our first to market leadership capability in new airlink protocols with the announcement of our collaborative effort with Telstra, Qualcomm and Ericsson to develop the world’s first PC adapter devices supporting HSPA+.  These new devices will support data speeds up to three times faster than that of any HSPA products on the market today and are expected to be commercially available in Q1 2009.

Embedded Module Products

We have two categories of embedded module customers, PC OEMs, who manufacture notebook computers and related mobile computing devices and vertical OEMs who provide solutions for a variety of applications, including networking, industrial handhelds, emergency services, energy management and transaction processing.

In 2008, sales of our embedded module products increased 32% to $120.2 million, compared to $91.2 million in the same period of 2007.  Of the $120.2 million, approximately $66.5 million was from sales to PC OEMs and $53.7 million was from sales to vertical OEMs.

We currently have embedded module design wins with several PC OEMs.  During 2008, Fujitsu Siemens Computers selected our HSPA modules to provide network connectivity for selected models in their LIFEBOOK product line of professional notebook computers.  In addition, NEC integrated our HSPA embedded module in their LaVie G type J notebook computer that operates on the NTT DoCoMo network in Japan.  While we have been successful in securing design wins, we are not guaranteed future design wins.  The PC OEM market became more competitive during 2008 with the entrance of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had design wins.  We expect this increase in competition will continue to put pressure on our revenue from PC OEMs during 2009.  Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

We continue to have a solid position with vertical OEM customers.  In the first quarter of 2008, we announced that LANCOM Systems selected our embedded module to provide broadband connectivity for its UMTS router and that Becker Marine Systems Communication has integrated our embedded modules into its communication server.  During 2008, Alcatel-Lucent selected our embedded module for its wireless laptop security, management and tracking system.  ERCO & GENER, a maker of communication systems for the French and export markets, also selected our embedded modules to provide HSPA network connectivity for their GenPro 30e modem.   Netcomm launched two wireless gateway devices that use our embedded module on Telstra’s Next G network and CalAmp integrated our embedded modules in their new wireless meter reading communication platform.  We also have design wins with Cisco, Ericsson, Digi and others for networking solutions.  We believe that there are good growth opportunities in the vertical OEM market and are investing to expand our position.

During 2008, we introduced five new embedded modules, the MC8785V, the MC8790 and the MC8790V for HSUPA networks, and the MC5727 for EV-DO Rev A networks.  We also introduced our MC8792V for HSPA networks, which is our first embedded module to offer UMTS 900MHz frequency band support in a feature rich, cost effective product.

Mobile and M2M Products

Our rugged mobile and M2M gateways are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We strengthened our position in these high margin segments by adding AirLink’s high value fixed and mobile wireless data solutions to our product portfolio, following the completion of the AirLink acquisition on May 25, 2007.  In addition, in August 2008 we purchased the assets of Junxion, Inc., a provider of mobile broadband enabled WiFi routers and remote device management software.  During the first quarter of 2008, we introduced and shipped the AirLink Raven XT in North America.  We also introduced our line of AirLink intelligent fixed and mobile gateways into the European market.  During the second quarter of 2008, the Raven X, PinPoint X and MP881W were certified for use on the AT&T BroadbandConnect network.  We also commenced our first shipments of AirLink products into the EMEA region.  In the third quarter of 2008, our MP595W mobile gateway WiFi access point was certified on the Verizon Wireless, Bell Mobility and Alltel networks.  In addition, HSUPA variants of our PinPoint X mobile gateway and Raven X fixed terminal gateway were certified on Rogers Wireless and our Raven XT fixed terminal gateway was certified on the Bell Mobility and Telus networks.  During the fourth quarter of 2008 we strengthened our position in EMEA with shipments of additional AirLink solutions into the region.  We also released a new version of ALEOS, the embedded device management software that differentiates our fixed and mobile gateways and commenced shipments of an HSPA version of our Raven XE gateway.

In 2008, revenue from mobile and M2M products increased to $30.8 million from $25.7 million in 2007.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2008, expressed as a percentage of revenue:

Years ended December 31,	2006	2007	2008

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	68.7	72.0	72.4
Gross margin	31.3	28.0	27.6
Expenses
Sales and marketing	6.2	5.0	5.8
Research and development	15.4	9.8	9.5
Administration	5.8	3.5	3.6
Amortization	1.4	0.9	0.8
	28.8	19.2	19.7
Earnings from operations	2.5	8.8	7.9

Other income	2.4	1.1	4.6
Net earnings before income taxes	4.9	9.9	12.5

Income tax expense	0.5	2.5	1.5
Net earnings	4.4%	7.4%	11.0%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2006	2007	2008

Revenue by product
PC adapters	71%	71%	73%
Embedded modules	24	21	21
Mobile and M2M	3	6	5
Other	2	2	1
	100%	100%	100%
Revenue by distribution channel
Wireless carriers	49%	60%	61%
PC OEM	13	12	12
Vertical OEM	12	8	8
Resellers	25	20	19
Direct and other	1	—	—
	100%	100%	100%

Revenue by geographical region
Americas	64%	69%	70%
EMEA	17	12	9
Asia-Pacific	19	19	21
	100%	100%	100%

Results of Operations — Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Revenue amounted to a record $567.3 million for the year ended December 31, 2008, compared to $439.9 million in the same period of 2007, an increase of 29%.  The increase in revenue was primarily a result of an increase in sales of our HSPA and EV-DO Rev A USB modems and embedded modules, as well as a full year of revenue contribution from our AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 70%, 9% and 21%, respectively, of our total revenue in 2008, compared to 69%, 12% and 19%, respectively, in 2007.  Our North American business increased by 31% compared to 2007 primarily as a result of an increase in sales of our HSPA and EV-DO Rev A USB modems and embedded modules.  In EMEA, revenue decreased by 5% compared to 2007, primarily as a result of decreased sales of our HSPA USB modems.  Our business in the Asia-Pacific region increased 42% compared to 2007 due primarily to an increase in sales of our HSPA PC adapters and embedded modules.

In 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In 2007, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.

We have a robust product line and expanded roster of sales channels.  However, the downturn in the economy causes us to be cautious regarding revenue trends in the near term.  We expect that Q1 2009 revenue will be sequentially lower than Q4 2008 mainly as a result of macro economic headwinds in key markets and continued intense competition.

Gross margin

Gross margin amounted to $156.7 million for the year ended December 31, 2008, or 27.6% of revenue, compared to $123.1 million, or 28.0% of revenue, in the same period of 2007.  The decrease in gross margin percentage resulted primarily from a higher proportion of sales of our PC adapter products that yield a lower margin than our embedded module and M2M products, partially offset by improved margins in all of our product lines.  Gross margin included $0.6 million of stock-based compensation expense in 2008, compared to $0.5 million in 2007.

During 2009, we expect that our gross margin percentage will continue to fluctuate from quarter to quarter depending on product mix, competitive selling prices, our ability to reduce product costs and changes in unit volumes.

Sales and marketing

Sales and marketing expenses were $32.7 million for the year ended December 31, 2008, compared to $22.2 million in the same period of 2007, an increase of 47%.  The increase in sales and marketing costs is due primarily to the costs associated with new product launches and investments in channel expansion.  Sales and marketing expense included $1.5 million of stock-based compensation expense in 2008, compared to $0.9 million in 2007.  Sales and marketing expenses as a percentage of revenue increased to 5.8% in the year ended December 31, 2008, compared to 5.0% in the same period of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $54.1 million for the year ended December 31, 2008, compared to $43.0 million in the same period of 2007, an increase of 26%.  The increase is due to the significant investment in new products being developed and launched in both EV-DO and HSPA technologies.  Included in research and development expense was $1.2 million of stock-based compensation expense in 2008, compared to $0.9 million in 2007.

Research and development expenses, excluding government research and development funding repayments, were $48.3 million, or 8.5% of revenue for the year ended December 31, 2008, compared to $38.9 million, or 8.8% of revenue in the same period of 2007.

We expect to continue to invest in select new product development to continue to meet the needs of our key customers around the world.

Administration

Administration expenses amounted to $20.6 million, or 3.6% of revenue, for the year ended December 31, 2008, compared to $15.4 million, or 3.5% of revenue, in the same period of 2007.  The increase in administration costs is primarily due to an increase in costs to support our corporate growth.  Included in administration expense was $3.1 million of stock-based compensation expense in 2008, compared to $2.9 million in 2007.

Other income

Other income was $26.2 million for the year ended December 31, 2008, compared to $4.8 million in the same period of 2007.  Other income includes interest income, interest expense and foreign exchange gains and losses.  Other income includes a foreign exchange gain of $20.0 million in 2008, which includes an unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, compared to a foreign exchange loss of $0.4 million in 2007.  Also included in other income is a $0.6 million gain on the sale of bonds that were liquidated for the Wavecom transaction.

Income tax expense

Income tax expense was $8.2 million for the year ended December 31, 2008, compared to $10.9 million in the same period of 2007.  Excluding the reduction in valuation allowance of $6.5 million in 2008, income tax expense increased as a result of an increase in taxable income.

Net earnings

Net earnings amounted to $62.6 million, or diluted earnings per share of $2.00, for the year ended December 31, 2008, compared to net earnings of $32.5 million, or diluted earnings per share of $1.16, in the same period of 2007.  Net earnings for 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the

Wavecom transaction, an after-tax gain of $0.4 million on sale of bonds that were liquidated for the Wavecom transaction and a reduction in our valuation allowance of $6.5 million that reduced our income tax expense.  Included in net earnings is $6.4 million of stock-based compensation in 2008, compared to $5.2 million in 2007.

The weighted average diluted number of shares outstanding increased to 31.3 million for the year ended December 31, 2008, compared to 28.0 million in 2007.  The increase is primarily due to the issuance of 3.8 million shares in connection with our October 2, 2007 public offering.  During 2008, we purchased and cancelled 407,700 of our common shares under the Bid.

Results of Operations — Three Months Ended December 31, 2008 Compared to Three Months Ended December 31, 2007

Revenue amounted to $132.9 million for the three months ended December 31, 2008, compared to $135.6 million in the same period of 2007.  The decrease in revenue was due primarily to a decrease in sales of embedded modules and M2M products, partially offset by an increase in sales of our HSPA and EV-DO Rev A USB modems.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 75%, 8% and 17%, respectively, of our total revenue in the fourth quarter of 2008, compared to 65%, 12% and 23%, respectively, in the same period of 2007.  Our North American revenue increased by 13% in the fourth quarter of 2008 compared to the prior year primarily as a result of sales of our UMTS/HSPA and CDMA EV-DO Rev A USB modems, partially offset by a decrease in sales of our M2M products from the AirLink acquisition.  In EMEA, revenue decreased by 37% in the fourth quarter of 2008, compared to the same period of 2007, primarily as a result of lower sales of our UMTS/HSPA PC adapters.  Our business in the Asia-Pacific region decreased 26% in the fourth quarter of 2008, compared to the same period of 2007, due primarily to a decrease in sales of our embedded modules to PC OEM customers.

In the fourth quarter of 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 57% of our revenue.  In the fourth quarter of 2007, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 45% of our revenue.

We have a robust product line and expanded roster of sales channels.  However, the downturn in the economy causes us to be cautious regarding revenue trends in the near term.  We expect that Q1 2009 revenue will be sequentially lower than Q4 2008 mainly as a result of macro economic headwinds in key markets and continued intense competition.

Gross margin amounted to $36.4 million in the fourth quarter of 2008, or 27.4% of revenue, compared to $37.8 million, or 27.9% of revenue, in the same period of 2007. The decrease in gross margin percentage resulted primarily from a higher proportion of sales of our PC adapter products that yield a lower margin than our embedded module and M2M products, partially offset by improved margins in all of our product lines.  Stock-based compensation expense included in gross margin for each of the fourth quarters of 2008 and 2007 was $0.1 million.  We expect that our gross margin percentage will continue to fluctuate from quarter to quarter depending on product mix, competitive selling prices, our ability to reduce product costs and changes in unit volumes.

Operating expenses were $27.4 million in the fourth quarter of 2008, compared to $24.5 million in the same period of 2007.  This increase reflects the significant research and development investment being made to develop new products and the sales and marketing costs associated with the launch of these products and expansion of sales channels.  $1.4 million of stock-based compensation expense was included in each of the fourth quarters of 2008 and 2007.

Net earnings for the fourth quarter increased to $34.7 million in 2008, or $1.12 per diluted share, compared to $11.5 million in 2007, or $0.37 per diluted share in 2007.  Net earnings for the fourth quarter of 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, an after-tax gain of $0.4 million on sale of bonds that were liquidated for the Wavecom transaction and a reduction in our valuation allowance of $6.5 million that reduced our income tax expense.

Results of Operations — Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue

Revenue amounted to $439.9 million for the year ended December 31, 2007, compared to $221.3 million in the same period of 2006, an increase of 99%.  The increase in year over year revenue was primarily a result of the launch of our new mobile broadband USB modems, an increase in sales of embedded modules and the addition of mobile and M2M product revenue from the AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 69%, 12% and 19%, respectively, of our total revenue in 2007, compared to 64%, 17% and 19%, respectively, in 2006.  Our North American business increased by 114% compared to 2006 primarily as a result of an increase in sales of our UMTS/HSPA and CDMA EV-DO Rev A PC cards and USB modems and sales of our M2M products from the AirLink acquisition.  In EMEA, revenue increased by 40% compared to 2006 primarily as a result of higher sales of our UMTS/HSPA PC cards and USB modems and sales of embedded modules to OEM customers.  Our business in the Asia-Pacific region increased 103% in 2007, compared to 2006, due primarily to an increase in sales of our UMTS/HSPA USB modems and PC cards and sales of embedded modules to PC OEM customers.

In 2007, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.  In 2006, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 40% of our revenue.

Gross margin

Gross margin amounted to $123.1 million for the year ended December 31, 2007, or 28.0% of revenue, compared to $69.2 million, or 31.3% of revenue, in the same period of 2006.  The decline in gross margin percentage resulted from sales of lower margin USB modems and generally lower margins for our mobile computing products. This decrease was partially offset by the mobile and M2M products acquired from AirLink that yield higher margins.   Gross margin included $0.5 million of stock-based compensation expense in 2007, compared to $0.4 million in 2006.  The overall financial impact of lower percentage gross margin was more than offset by an increase in the volume of sales.

Sales and marketing

Sales and marketing expenses were $22.2 million for the year ended December 31, 2007, compared to $13.7 million in the same period of 2006, an increase of 62%.  The increase in sales and marketing costs was due primarily to the costs associated with new product launches, as well as the addition of staff and costs from the AirLink acquisition.  Sales and marketing expense included $0.9 million of stock-based compensation expense in 2007, compared to $0.5 million in 2006.  Sales and marketing expenses as a percentage of revenue decreased to 5.0% in 2007, compared to 6.2% in 2006, due primarily to the increase in revenue in 2007.

Research and development

Research and development expenses amounted to $43.0 million for the year ended December 31, 2007, compared to $34.1 million in the same period of 2006, an increase of 26%.  The increase was due to the significant investment in new products being developed and launched in both CDMA EV-DO and HSDPA/HSUPA technologies, the addition of staff from the AirLink acquisition, the writedown in carrying value of a software license and an increase in repayments of repayable government research and development funding.  Included in research and development expense was $0.9 million of stock-based compensation expense in 2007, compared to $0.7 million in 2006.

Research and development expenses, excluding government research and development funding repayments, were $38.9 million, or 8.8% of revenue for the year ended December 31, 2007, compared to $32.1 million, or 14.5% of revenue in the same period of 2006.  The decrease in research and development costs as a percentage of revenue was primarily due to the increase in revenue in 2007.

Administration

Administration expenses amounted to $15.4 million, or 3.5% of revenue, for the year ended December 31, 2007, compared to $12.9 million, or 5.8% of revenue, in the same period of 2006.  The increase in administration costs was primarily due to an increase in costs to support our corporate growth, the addition of staff from the AirLink acquisition and $2.9 million of stock-based compensation in 2007, compared to $2.2 million in 2006.  This increase was partially offset by the recovery of legal costs of $0.6 million in the second quarter of 2007.

Other income

Other income was $4.8 million in 2007, compared to $5.3 million in 2006.  Other income included interest income, interest expense and foreign exchange gains and losses.  The decrease was primarily due to a foreign exchange loss of $0.4 million in 2007, compared to a gain of $0.9 million in 2006.  This decrease was partially offset by an increase in interest income resulting from an increase during 2007 in our cash and short and long-term investments.

Income tax expense

Income tax expense was $10.9 million in 2007, compared to $1.0 million in 2006.  The increase in income tax expense was due to an increase in taxable income in 2007 and the reduction of available loss carry forwards.

Net earnings

Our net earnings amounted to $32.5 million, or diluted earnings per share of $1.16, for the year ended December 31, 2007, compared to net earnings of $9.8 million, or diluted earnings per share of $0.38, in the same period of 2006.  Included in net earnings is $5.2 million of stock-based compensation in 2007, compared to $3.8 million in 2006.

The weighted average diluted number of shares outstanding increased to 28.0 million for the year ended December 31, 2007, compared to 25.9 million in 2006.  The increase was primarily due to the issuance of 1.3 million shares for the acquisition of AirLink Communications, Inc. on May 25, 2007 and the issuance of 3.8 million shares for our October 2, 2007 public offering.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all cash offer to purchase the common shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions.  The total value of the transaction is approximately €218 million.  We made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding Wavecom shares and 99.97% of the OCEANEs, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the opening of a subsequent offering period of the all cash tender offer for Wavecom securities in France and the United States.  The subsequent offering period will close on March 31, 2009.  The offer price for the Wavecom ordinary shares is €8.50 per share and the offer price for the OCEANEs is €31.93 plus unpaid accrued interest, per OCEANE.  Shortly after closing of the subsequent offering period and provided applicable legal requirements are satisfied, we intend to implement a squeeze-out of the Wavecom shares and OCEANEs that have not been tendered to the offer and to request the delisting of Wavecom shares and OCEANEs from Euronext and ADSs from Nasdaq.

We used cash available on our balance sheet to fund the purchase of the ordinary shares of Wavecom and utilized our credit facilities to fund the purchase of the OCEANEs of Wavecom.  On December 1, 2008, we had drawn a letter of credit in the amount of €218 million issued under a €218 million secured term facility with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce as lenders.  The term facility was secured by cash of €136.8 million and a pledge against all of our assets.   On February 26, 2009, we borrowed €80.473 million under the term facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the term facility.   As of February 27, 2009, the letter of credit was reduced from €218 million to €22.2 million. On March 13, 2009 the term loan of €80.473 million was repaid with proceeds from the redemption of the OCEANEs.

We expect the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  The acquisition is expected to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia.

International Financial Reporting Standards (“IFRS”)

The Securities and Exchange Commission (“SEC”) proposed a roadmap for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after December 15, 2014.  The proposed roadmap addresses the basis for considering the mandatory use of IFRS by U.S. issuers.  It then sets forth seven milestones, which, if achieved, could lead to the use of IFRS by U.S. issuers in their filings with the SEC.  The SEC in 2011 would determine whether to proceed with rulemaking to require that U.S. issuers use IFRS beginning in 2014 if it is in the public interest and for the protection of investors to do so.  We will continue to monitor the timing of adoption of IFRS.

Legal Proceedings

During the first quarter of 2009, we were advised that two of our customers had been sued for alleged patent infringement by DNT, LLC and DataScape, Inc. in two separate complaints.  The complaints allege that the patent in the suit has been infringed by products that we sell to those customers.  We are assessing the complaints and our obligations to those customers.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  We have determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2008, we did not adopt any new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $15.3 million and goodwill of $33.0 million generated primarily from our acquisitions of AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We assessed the realizability of goodwill related to the reporting unit during the fourth quarter of 2008 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill during 2008 or 2007.

•                  Effective January 1, 2007, we adopted the provisions of FIN 48 to account for and report income tax uncertainties.  Accordingly, we recognize and measure each tax position related to income tax positions subject to FASB Statement No. 109, “Accounting for Income Taxes” taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement in FIN 48.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management’s estimates. If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities. When the agreements are finalized, the estimate will be revised accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we recognize stock-based compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123R “Share-Based Payments” (“FAS No. 123R”). Under the fair value recognition provisions of FAS No. 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Recent Accounting Pronouncements Affecting Future Periods

In April 2008, FASB issued FASB Staff Position 142-3, entitled “Determination of Useful Life of Intangible Assets” (“FAS No. 142-3”).  This statement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.  FAS No. 142-3 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning after December 15, 2008.  We have not yet determined the impact, if any, that FAS No. 142-3 will have on our consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (revised 2007) entitled “Business Combinations” (“FAS No. 141R”) which changes accounting for acquisitions that close in or after 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard.  FAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. We have not yet determined the impact, if any, that FAS No. 141R will have on our consolidated financial statements.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $86.1 million for the year ended December 31, 2008, compared to cash provided by operating activities of $48.8 million in the same period of 2007.  The source of cash in operating activities in 2008 primarily resulted from net earnings of $62.6 million adjusted for net non-cash items of $0.3 million as well as changes in other operating assets and liabilities of $23.2 million.

Investing Activities

Cash used by investing activities was $99.7 million in 2008, compared to cash used by investing activities of $96.0 million in 2007.  Cash used by investing activities was due primarily to the increase in restricted cash of $173.1 million, which secures the non-revolving term credit facility obtained in connection with our offer to purchase the Wavecom ordinary shares and OCEANEs.  We also used cash for expenditures on fixed and intangible assets of $19.7 million and $3.0 million, respectively, for the year ended December 31, 2008, compared to $10.3 million and $1.3 million, respectively, in the same period of 2007.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.  The use of cash was partially offset by net proceeds from the maturity of short and long-term investments of $96.1 million in 2008, compared to a use of cash for the purchase of short and long-term investments of $72.4 million in 2007.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $6.8 million in 2008, compared to cash provided by financing activities of $84.4 million in 2007.  Cash of $5.0 million was used to repurchase our common shares under the Bid in 2008, compared to nil in the prior year.  We also used cash of $2.5 million in 2008 to fund our restricted share unit program, compared to nil in the same period of 2007.  Offsetting the use of cash were proceeds from the exercise of stock options of $1.0 million in 2008, compared to $4.6 million in 2007.  The primary source of cash in 2007 was from the completion of our bought deal common share offering in the United States and Canada on October 2, 2007 that raised gross proceeds of $85.1 million from the sale of 3.8 million common shares at a price of $22.40 per common share.  Our net proceeds after commissions and expenses of the offering amounted to approximately $80.9 million.

As of December 31, 2008, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $81.3 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  We also believe our restricted cash of $191.5 million will be sufficient to complete the acquisition of Wavecom.  Our capital expenditures during the first quarter of 2009 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2008:

Payments due in fiscal	Operating Leases

2009	$3,663
2010	3,644
2011	2,384
2012	1,275
2013	1,219
Thereafter	1,360
Total	$13,545

As of December 31, 2008, we had tax obligations for uncertain tax positions of $9.3 million.

We have entered into purchase commitments totaling approximately $86.5 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $86.5 million of product from certain contract manufacturers between January 2009 and March 2009.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and will terminate no later than May 25, 2009.

Purchases of our common shares, if any, are at our discretion, will be made at open market prices and will be subject to daily restrictions in compliance with the rules of the respective securities exchanges and applicable securities laws.  As of December 31, 2008, 407,700 common shares have been purchased, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value has been charged to retained earnings.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•	Net cash and short and long-term investments amounted to $81.3 million at December 31, 2008, excluding restricted cash of $191.5 million, compared to $196.4 million at December 31, 2007.
•	Accounts receivable amounted to $67.1 million at December 31, 2008, compared to $83.0 million at December 31, 2007.
•

We have a new credit facility with two Canadian chartered banks as described below. At December 31, 2008, we had drawn a letter of credit in the amount of €218 million issued under the €218 million secured term facility.

Credit Facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  The facility was terminated on December 1, 2008.

In connection with our tender offer to acquire Wavecom, we signed a credit agreement on December 1, 2008, that incorporates a one-year revolving term credit facility (“Revolving Facility’) and a one-year non-revolving term credit facility (“Term Facility”) with two Canadian chartered banks.

The Revolving Facility, not to exceed $55 million, is to be used for working capital requirements.  The Term Facility, not to exceed €218 million, is to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility is secured by cash of €136.8 million, which is disclosed in our consolidated financial statements as restricted cash, and both facilities are secured by a pledge against all of our assets.  On December 1, 2008, we issued a letter of credit in the amount of €218 million under the secured Term Facility.  At December 31, 2008, we have no borrowings under the Revolving Facility and were in compliance with the covenants associated with the credit facilities.  On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the term facility.   As of February 27, 2009, the letter of credit was reduced from €218 million to €22.2 million. On March 13, 2009 the term loan of €80.473 million was repaid with proceeds from the redemption of the OCEANEs.

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during December 2008.

Market Risk Disclosure

We are also exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in EMEA and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  Our risk associated with currency fluctuations associated with the Euro has increased as a result of cash balances that we hold in Euros.  To date, we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

For 2008, we had available funds and very little debt. Accordingly, we have not been materially affected by significant interest rate fluctuations.  With the addition of the credit facilities, we will be exposed to interest rate fluctuations as our interest rates are based on the U.S. prime rate and LIBOR.

Related Party Transactions

During the year ended December 31, 2008, there were no material related party transactions.

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2008.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all error and all fraud, if any. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2008.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

(Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.)

	Quarter Ended				Year
	Mar 31	Jun 30	Sep 30	Dec 31	2008

Revenue	$141,949	$155,698	$136,794	$132,867	$567,308
Cost of goods sold	102,614	112,490	99,025	96,482	410,611
Gross margin	39,335	43,208	37,769	36,385	156,697

Expenses:
Sales and marketing	7,835	7,928	8,717	8,204	32,684
Research and development	13,769	14,063	13,062	13,166	54,060
Administration	5,084	5,601	5,011	4,871	20,567
Amortization	1,281	1,212	1,135	1,186	4,814
	27,969	28,804	27,925	27,427	112,125
Earnings from operations	11,366	14,404	9,844	8,958	44,572
Other income	2,459	1,269	522	21,912	26,162
Earnings before income taxes	13,825	15,673	10,366	30,870	70,734
Income tax expense (recovery)	4,148	4,702	3,110	(3,809)	8,151
Net earnings	$9,677	$10,971	$7,256	$34,679	$62,583

Earnings per share:
Basic	$0.31	$0.35	$0.23	$1.12	$2.00
Diluted	$0.31	$0.35	$0.23	$1.12	$2.00

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273	31,032	31,254
Diluted	31,427	31,512	31,324	31,032	31,323

	Quarter Ended				Year
	Mar 31	Jun 30	Sep 30	Dec 31	2007

2007
Revenue	$85,428	$107,379	$111,515	$135,581	$439,903
Cost of goods sold	62,111	78,383	78,446	97,821	316,761
Gross margin	23,317	28,996	33,069	37,760	123,142

Expenses:
Sales and marketing	4,097	4,923	5,963	7,237	22,220
Research and development	9,885	11,606	9,692	11,865	43,048
Administration	3,141	3,448	4,508	4,281	15,378
Amortization	668	889	1,271	1,092	3,920
	17,791	20,866	21,434	24,475	84,566
Earnings from operations	5,526	8,130	11,635	13,285	38,576
Other income	1,249	758	743	2,045	4,795
Earnings before income taxes	6,775	8,888	12,378	15,330	43,371
Income tax expense	1,518	2,218	3,343	3,833	10,912
Net earnings	$5,257	$6,670	$9,035	$11,497	$32,459

Earnings per share:
Basic	$0.20	$0.25	$0.33	$0.37	$1.17
Diluted	$0.20	$0.25	$0.33	$0.37	$1.16

Weighted average number of shares (in thousands):
Basic	25,720	26,405	27,355	31,217	27,696
Diluted	25,955	26,722	27,674	31,389	27,956

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•

The decrease in net earnings in the first quarter of 2008 compared to the fourth quarter of 2007 was due primarily to an increase in operating expenses in Q1 2008 due to our continued investment in our business. Costs related to expanding distribution channels as well as new product launch and development expenses caused our operating expenses to increase.

•

The decrease in revenue and net earnings in the third quarter of 2008 compared to the second quarter of 2008 was primarily a result of missing an expected product launch with a large wireless operator.

•

The increase in net earnings in the fourth quarter of 2008 compared to the third quarter of 2008 was primarily a result of an unrealized foreign exchange gain of $18.4 million on Euros held in connection with the Wavecom transaction and a reduction in income tax expense of $6.5 million as a result of reducing our valuation allowance on our current tax assets.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”  “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Continued difficult market conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the U.S. and we are particularly exposed to the downturns in the U.S. economy.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  If the resulting economic pressure on our customers causes them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, our revenues and profitability could decline, perhaps materially.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•                  Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•                  Higher than anticipated acquisition and integration costs and expenses;

•                  Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•                  The difficulty and expense of integrating the operations and personnel of the companies;

•                  Possible use of cash to support the operations of an acquired business;

•                  Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•                  Disruption of our ongoing business;

•                  Diversion of management’s time and attention away from our remaining business during the integration process;

•                  Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•                  The inability to implement uniform standards, controls, procedures and policies;

•                  The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses;

•                  As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•                  Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the year ended December 31, 2008, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 53% of our revenue.  In the year ended December 31, 2007, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields and costs;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in EMEA and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

During the year ended December 31, 2008, our net earnings were $62.6 million.  During the years ended 2007 and 2006, our net earnings were $32.5 million and $9.8 million, respectively.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year. Our retained earnings at December 31, 2008 was $21.3 million. Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. While we have been profitable for thirteen sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 16 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2008. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
March 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (“the Company”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 10, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
February 10, 2009, except as to Note 16(e), which is as of March 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of  Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 10, 2009, except as to note 16(e), which is as of March 13, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
February 10, 2009

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

	Years ended December 31,
	2006	2007	2008
Revenue	$221,285	$439,903	$567,308
Cost of goods sold	152,108	316,761	410,611
Gross margin	69,177	123,142	156,697

Expenses:
Sales and marketing	13,714	22,220	32,684
Research and development, net (note 14)	34,087	43,048	54,060
Administration	12,879	15,378	20,567
Amortization	2,909	3,920	4,814
	63,589	84,566	112,125
Earnings from operations	5,588	38,576	44,572
Other income (note 12)	5,254	4,795	26,162
Earnings before income taxes	10,842	43,371	70,734
Income tax expense (note 13)	1,046	10,912	8,151
Net earnings	$9,796	$32,459	$62,583

Earnings per share (note 15):
Basic	$0.38	$1.17	$2.00
Diluted	$0.38	$1.16	$2.00

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	December 31,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	$83,624	$63,258
Restricted cash (note 12)	—	191,473
Short-term investments (note 5)	92,980	18,003
Accounts receivable, net of allowance for doubtful accounts of $1,989 (2007 — $1,939)	83,015	67,058
Inventories (note 6)	24,989	33,031
Deferred income taxes (note 13)	3,556	5,565
Prepaid expenses	9,229	6,233
	297,393	384,621

Long-term investments (note 5)	19,757	—
Fixed assets (note 7)	15,274	22,935
Intangible assets (note 8)	17,418	15,291
Goodwill (note 8)	32,541	33,013
Deferred income taxes (note 13)	1,156	2,296
Other assets	1,482	4,230
	$385,021	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$31,163	$38,631
Accrued liabilities	51,835	56,960
Deferred revenue and credits	534	683
Current portion of long-term liabilities (note 9)	277	193
	83,809	96,467

Long-term liabilities (note 9)	2,437	5,713
Deferred income taxes (note 13)	3,451	2,758

Shareholders’ equity:
Share capital (note 10)
Authorized
Unlimited number of common and preference shares with no par value
Common shares, 31,031,954 (2007 — 31,334,617) issued and outstanding	328,323	325,893
Treasury shares, at cost 121,022 (2007 — nil)	—	(1,487)
Additional paid-in capital	6,374	12,518
Warrants	1,538	—
Retained earnings (deficit)	(40,602)	21,273
Accumulated other comprehensive loss	(309)	(749)
	295,324	357,448
	$385,021	$462,386

Commitments and contingencies (note 16)

Subsequent event (note 16(e))

See accompanying notes to consolidated financial statements.

/s/ Jason W. Cohenour	/s/ S. Jane Rowe
JASON W. COHENOUR	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

									Accumulated
									Other
					Additional			Retained	Comprehensive
	Common Shares		Treasury Shares		Paid-in	Warrants		Earnings	Income
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Total
Balance December 31, 2005	25,476,447	$219,398	—	$—	$556	138,696	$1,538	$(82,857)	$(820)	$137,815
Net income	—	—	—	—	—	—	—	9,796	—	9,796
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	6	6
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	68	68
Comprehensive income										9,870
Stock option exercises	231,884	2,463	—	—	(1,112)	—	—	—	—	1,351
Stock-based compensation (note 11)	—	—	—	—	3,796	—	—	—	—	3,796
Balance December 31, 2006	25,708,331	221,861	—	—	3,240	138,696	1,538	(73,061)	(746)	152,832
Net income	—	—	—	—	—	—	—	32,459	—	32,459
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	419	419
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	18	18
Comprehensive income										32,896
Issued for acquisition (note 3)	1,309,880	17,597	—	—	—	—	—	—	—	17,597
Issued for cash (note 10)	3,800,000	85,120	—	—	—	—	—	—	—	85,120
Share issue costs (note 10)	—	(4,194)	—	—	—	—	—	—	—	(4,194)
Stock option tax benefit related to U.S. employees	—	—	—	—	1,292	—	—	—	—	1,292
Stock option exercises	516,406	7,939	—	—	(3,340)	—	—	—	—	4,599
Stock-based compensation (note 11)	—	—	—	—	5,182	—	—	—	—	5,182
Balance December 31, 2007	31,334,617	328,323	—	—	6,374	138,696	1,538	(40,602)	(309)	295,324
Net income	—	—	—	—	—	—	—	62,583	—	62,583
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	(21)	(21)
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(419)	(419)
Comprehensive income										62,143
Common share cancellation	(407,700)	(4,274)	—	—	—	—	—	(708)	—	(4,982)
Purchase of treasury shares for RSU distribution	—	—	174,508	(2,498)	—	—	—	—	—	(2,498)
Distribution of vested RSUs	—	—	(53,486)	1,011	(1,011)	—	—	—	—	—
Expiry of warrants (Note 16(b)(iv))	—	—	—	—	1,538	(138,696)	(1,538)	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	57	—	—	—	—	57
Stock option exercises	105,037	1,844	—	—	(821)	—	—	—	—	1,023
Stock-based compensation (note 11)	—	—	—	—	6,381	—	—	—	—	6,381
Balance December 31, 2008	31,031,954	$325,893	121,022	$(1,487)	$12,518	—	$—	$21,273	$(749)	$357,448

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Years ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net earnings	$9,796	$32,459	$62,583
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Amortization	9,665	13,791	16,309
Stock-based compensation (note 11)	3,796	5,182	6,381
Tax benefit related to stock option deduction	—	1,292	57
Utilization of pre-acquisition tax losses	818	802	—
Deferred income tax	(118)	178	(3,842)
Loss (gain) on disposal	(35)	(13)	377
Gain on sale of investments	—	—	(565)
Unrealized foreign exchange gain on restricted cash	—	—	(18,416)
Changes in operating assets and liabilities
Accounts receivable	(38,196)	(21,067)	14,759
Inventories	(15,573)	(2,493)	(8,043)
Prepaid expenses and other assets	(2,007)	(4,212)	248
Accounts payable	12,637	11,347	7,468
Accrued liabilities	10,899	11,816	8,668
Deferred revenue and credits	211	(244)	149
Net cash provided by (used in) operating activities	(8,107)	48,838	86,133

Cash flows from investing activities:
Business acquisition, net of cash acquired of $1,510 (note 3)	—	(12,093)	(35)
Proceeds on disposal	92	52	2
Purchase of fixed assets	(9,102)	(10,286)	(19,653)
Increase in intangible assets	(1,646)	(1,307)	(3,025)
Increase in restricted cash	—	—	(173,057)
Purchase of long-term investments	—	(28,053)	(20,131)
Proceeds on sale of long-term investments	—	—	39,797
Purchase of short-term investments	(71,943)	(171,182)	(237,366)
Proceeds on maturity of short-term investments	72,318	126,826	313,775
Net cash used in investing activities	(10,281)	(96,043)	(99,693)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	1,351	85,525	1,023
Purchase of treasury shares for RSU distribution	—	—	(2,498)
Repurchase of common shares	—	—	(4,982)
Repayment of long-term liabilities	(1,136)	(1,134)	(349)
Net cash provided by (used in) financing activities	215	84,391	(6,806)

Net increase (decrease) in cash and cash equivalents	(18,173)	37,186	(20,366)
Cash and cash equivalents, beginning of year	64,611	46,438	83,624
Cash and cash equivalents, end of year	$46,438	$83,624	$63,258

Supplementary information (note 17)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless wide area modem solutions for mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers (“OEMs”), rugged vehicle-mounted modems and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration.  Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with U.S. GAAP.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)       Foreign currency translation

Our functional or primary operating currency is the U.S. dollar. We translate transactions in currencies other than the U.S. dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange rate gains and losses are recognized in earnings.

(c)        Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(d)       Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost.

(e)        Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, how long the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)           Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)       Research and development

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(h)       Long-term investments

Long-term investments are categorized as available-for-sale and are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of long-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge, as described in note 2(e) above.

(i)          Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Computer equipment	3 years
Software	3-5 years
Office equipment	5 years

We amortize leasehold improvements on a straight-line basis over the shorter of the initial lease term or their useful lives.

(j)           Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.

Backlog

Consideration paid for backlog is amortized on a straight-line basis over one year.

(k)       Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(l)          Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(m)     Income taxes

Effective January 1, 2007, we account for income tax uncertainties in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”).  This interpretation prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance related to uncertain tax positions on the derecognition, measurement (according to the more likely than not criterion), classification, interest and penalties, accounting in interim periods and disclosure. We evaluated all tax positions in accordance with FIN 48, and concluded that there was no impact to our opening deficit.

Upon the adoption of the FASB revised Statement No. 123R, “Share-Based Payments” (“FAS No. 123R”), on January 1, 2006, we recognize the excess tax benefits associated with the exercise of stock options by U.S. employees to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces U.S. taxes payable and all U.S. loss carryforwards have been utilized.

(n)       Stock-based compensation

Effective January 1, 2006, we adopted FAS No. 123R. Accordingly, we measure share-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model and recognize this cost over the employee’s requisite service period. We adopted the provisions of FAS No. 123R using the modified prospective transition method, under which prior periods are not restated. The valuation provisions of FAS No. 123R apply to new awards and to awards that are outstanding on the date of adoption that are subsequently modified or cancelled. Compensation expense for unvested stock options and awards that were outstanding on January 1, 2006 are being recognized over the remaining service period based on the grant date fair value of those options and awards as previously calculated under the pro-forma disclosures of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS No. 123”).

(o)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, With Respect to Certain Transactions”. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(p)       Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  If there is a change in these estimates, we adjust our accrual accordingly.

(q)       Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or the date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Products)”.

(r)         Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(s)         Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had in-the-money outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method. Under the treasury stock method, the number of dilutive shares, if any, are determined by the proceeds from the exercise price of the options, the amount of unrecognized stock-based compensation, the estimated tax benefit that would be recognized when the options by U.S. employees are exercised, and the average market price of the shares for the period, that could be used to repurchase stock during the reporting period.

(t)          Comprehensive income (loss)

Under FAS No. 130, “Reporting Comprehensive Income”, we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of the foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(u)       Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(v)        Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(w)     Recent accounting pronouncements

In April 2008, FASB issued FASB Staff Position 142-3, entitled “Determination of Useful Life of Intangible Assets” (“FAS No. 142-3”).  FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142 entitled “Goodwill and Other Intangible Assets”.  FAS No. 142-3 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning after December 15, 2008.  We have not yet determined the impact, if any, that FAS No. 142-3 will have on our consolidated financial statements.

Effective January 1, 2008 we adopted FASB Statement No. 157 entitled “Fair Value Measurements” (“FAS No. 157”). FAS No. 157 clarifies the definition of fair value to provide greater consistency and clarity on existing accounting pronouncements that require fair value measurements, provides a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. FAS No. 157 was required to be applied for fiscal years beginning after November 15, 2007 and interim periods within that year, but FASB Staff Position 157-2 defers the effective date of FAS No. 157 to fiscal years beginning on or after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized and disclosed at fair value on a recurring basis. The adoption of FAS No. 157 had no impact on our consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (revised 2007) entitled “Business Combinations” (“FAS No. 141R”) which changes accounting for acquisitions that close in or after 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard.  FAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. We have not yet determined the impact, if any, that FAS No. 141R will have on our consolidated financial statements.

3.              Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc. (“SWAS”), and on December 31, 2007, SWAS was merged into Sierra Wireless America, Inc. (“SWA”), with SWA being the surviving corporation.  The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,235, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,638.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$8,978
Property and equipment	251
Intangible assets	11,980
Goodwill	14,389
Deferred income tax	4,193
Total assets acquired	$39,791

Current liabilities	4,363
Long-term deferred income tax liability	4,193
Net assets acquired	$31,235

Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$450
Intellectual property	5	2,550
Customer relationships	5	8,980
Total purchased intangible assets		$11,980

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2006.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2006 or that may be obtained in the future.  If the acquisition of AirLink had occurred as of January 1, 2006, the pro forma operating results would have been as follows:

	2006	2007

Revenue	$243,465	$451,333
Net earnings	10,278	31,201
Diluted earnings per share	$0.38	$1.08

4.              Restructuring and other charges

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative. By December 31, 2005, we had substantially completed the implementation of our restructuring program.

The following table summarizes the changes in the provision for prior period restructuring and other charges at December 31, 2008 and December 31, 2007:

	Total	Cost of Goods Sold	Facilities Restructuring and Other
Balance at December 31, 2006	$2,252	$266	$1,986
Cash payments	(1,003)	(266)	(737)
Decrease in facilities accrual	(391)	—	(391)
Balance at December 31, 2007	858	—	858
Cash payments	(141)	—	(141)
Decrease in facilities accrual	(208)	—	(208)
Balance at December 31, 2008	$509	$—	$509

5.              Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2007	2008	2007	2008
Government treasury bills and securities	$70,249	$18,003	$—	$—
Government bonds	22,731	—	19,757	—
	$92,980	$18,003	$19,757	$—

Our short-term investments have contractual maturities ranging from three to twelve months from the date of purchase. Our long-term investments have contractual maturities of over one year.

We had one government security investment that has been in a temporary unrealized loss position for less than 12 months at December 31, 2008 with a fair value of $18,003 and a gross unrealized loss of $21. The duration and severity of the loss is not significant and we have the ability and intent to hold this investment until the market value recovers, which may be when it matures, therefore we do not consider the investment to be other-than-temporarily impaired at December 31, 2008.

6.              Inventories

	2007	2008
Electronic components	$9,904	$7,942
Finished goods	15,085	25,089
	$24,989	$33,031

7.              Fixed assets

	2008
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$4,102	$2,881	$1,221
Research and development equipment	20,420	13,271	7,149
Tooling	27,529	17,754	9,775
Computer equipment	5,047	3,411	1,636
Software	5,679	4,665	1,014
Leasehold improvements	4,503	2,757	1,746
Office equipment	1,005	611	394
	$68,285	$45,350	$22,935

	2007
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$3,066	$2,638	$428
Research and development equipment	14,793	10,461	4,332
Tooling	19,857	11,623	8,234
Computer equipment	3,718	2,597	1,121
Software	4,781	4,156	625
Leasehold improvements	2,584	2,313	271
Office equipment	779	516	263
	$49,578	$34,304	$15,274

8.              Goodwill and intangible assets

Goodwill of $17,607 (2007 — $17,607) relates to the August 2003 acquisition of AirPrime, Inc. (“AirPrime”), a privately held supplier of high-speed CDMA wireless products. Goodwill of $14,389 (2007 — $14,934) relates to the May 2007 acquisition of AirLink (note 3).  The balance of goodwill of $1,017 (2007 — nil) relates to an acquisition completed during the year that was not material.  During 2008, the goodwill related to AirPrime decreased by nil (2007 - $802) due to the utilization of previously unrecognized pre-acquisition tax losses.

Annual impairment tests for goodwill have been performed, which resulted in no impairment loss.  We have determined that we have a single reporting unit. We assessed the realizability of goodwill during the fourth quarter and determined that its fair value did not have to be recomputed because the components of the reporting unit had not changed since the fair value computation completed as at May 24, 2007, the date of acquisition of AirLink, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

The components of intangible assets at December 31, 2008 and 2007 are as follows:

	2008
	Cost	Accumulated Amortization	Net Book Value

Patents and trademarks	$6,214	$2,105	$4,109
Licenses	15,195	11,977	3,218
Intellectual property	6,856	5,029	1,827
Customer relationships	9,920	3,783	6,137
Databases	150	150	—
Backlog	450	450	—
	$38,785	$23,494	$15,291

	2007
	Cost	Accumulated Amortization	Net Book Value

Patents and trademarks	$5,448	$1,621	$3,827
Licenses	14,312	11,190	3,122
Intellectual property	6,764	4,039	2,725
Customer relationships	9,340	1,802	7,538
Databases	150	131	19
Backlog	450	263	187
	$36,464	$19,046	$17,418

The estimated aggregate amortization expense for each of the next five years is expected to be $3,777 per year.

9.              Long-term liabilities

	2007	2008
Facilities (note 4)	$858	$509
Less: current portion of facilities liability	277	193
	581	316
Other liabilities	1,856	5,397
	$2,437	$5,713

Of the facilities liability outstanding as at December 31, 2008, $166 (2007 — $280) is from the 2005 restructuring and $343 (2007 — $578) arises from prior restructurings.

10.       Share capital

Share repurchase program

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”), representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and will terminate on the earlier of:  (i) May 25, 2009, (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by us of termination of the Bid.

Purchases of our common shares, if any, are at our discretion, will be made at open market prices and will be subject to daily restrictions in compliance with the rules of the respective securities exchanges and applicable securities laws.  During the year ended December 31, 2008, 407,700 common shares were purchased for an aggregate purchase price of $4,982 and subsequently cancelled.  The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

Public offering

On October 2, 2007, we closed our bought deal common share offering (the “Offering”) of 3,500,000 common shares at a price of U.S.$22.40 per share.  Under the Offering, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 3,800,000 common shares from treasury.  Gross proceeds of this Offering were $85,120 and share issue costs were $4,194, for net proceeds of $80,926.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at December 31, 2008, stock options exercisable into 872,225 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have only been granted with a five-year term.

Stock option activity since December 31, 2005 is presented below:

	Number of	Weighted Average Exercise Price
	Shares	Cdn.$	U.S.$

Outstanding, December 31, 2005	1,799,433	18.48	15.86
Granted	567,750	14.59	12.95
Exercised	(231,884)	6.57	5.84
Forfeited	(163,527)	18.85	16.73
Outstanding, December 31, 2006	1,971,772	16.64	14.22
Granted	586,650	20.72	19.16
Exercised	(516,406)	9.53	8.81
Forfeited	(114,696)	25.17	23.27
Outstanding, December 31, 2007	1,927,320	18.01	18.19
Granted	574,674	15.73	14.96
Exercised	(105,037)	9.94	9.45
Forfeited	(165,987)	18.48	17.57
Outstanding, December 31, 2008	2,230,970	19.68	16.13

December 31,	Exercisable, end of year

2006	1,023,246
2007	877,198
2008	1,132,244

The following table summarizes the stock options outstanding at December 31, 2008:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$

$7.30 – $12.30 (Cdn.$8.91 – Cdn.$15.00)	493,910	1.7	12.57	10.30	379,270	12.28	10.06
$12.31 – $16.39 (Cdn.$15.01 – Cdn.$20.00)	997,110	3.5	17.67	14.49	233,949	17.22	14.11
$16.40 – $24.59 (Cdn.$20.01 – Cdn.$30.00)	477,650	2.7	23.50	19.27	256,725	23.60	19.34
$24.60 – $36.14 (Cdn.$30.01 – Cdn.$44.09)	262,300	0.1	33.75	27.66	262,300	33.75	27.66
	2,230,970	2.5	19.68	16.13	1,132,244	20.84	17.08

The options outstanding at December 31, 2008 expire between January 30, 2009 and October 31, 2013.

The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2008 was nil and nil, respectively (2007 – $2,385 and $1,372; 2006 – $5,581 and $3,320). The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. The aggregate intrinsic value of options exercised in the year ended December 31, 2008 was $599 (2007 – $5,871; 2006 – $2,465).

Employee stock purchase plan

During 2005 we established employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) to enable eligible employees and directors to acquire common shares over the facilities of the TSX and Nasdaq. The ESPP Plans do not allow the issuance of common shares from treasury. Eligible employees and directors may contribute up to 10% of base compensation to purchase common shares on the public markets. Under the U.S. plan, the purchase price to be paid by an eligible employee is 85% of the fair market value of the common shares, with the Company contributing the other 15%, plus any applicable commissions or transactional costs. The maximum number of common shares that can be purchased under the U.S. plan is 50,000 common shares. Under the non-U.S. plan we contribute an amount equal to 20% of the employee’s contribution, plus any applicable commissions or transactional costs. The ESPP Plans purchase shares at certain plan-defined dates. In 2008, participants purchased a total of 36,183 (2007 – 16,806; 2006 – 15,639) common shares at a weighted-average price of $12.27 (2007 – $18.00; 2006 – $13.36) per share.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees will purchase the common shares over the facilities of the TSX and Nasdaq.  In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, the trust funds are determined to be variable interest entities and are included in these consolidated financial statements.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.    The following table summarizes the RSU activity since the inception of the RSPs:

	Number of RSUs	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In years	U.S.$

Outstanding, December 31, 2006	—	—	—
Granted	160,500	21.07	19.50
Outstanding, December 31, 2007	160,500	21.07	19.50	2.4	2,383
Granted	205,048	15.95	15.80
Vested	(53,486)	21.25	19.50		862
Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819

Warrants

There were outstanding warrants to purchase 138,696 of our common shares at Cdn. $20.49 per share. The warrants were exercisable for a term of five years from December 30, 2003. The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 16(b)(iv)).  On December 30, 2008, these warrants expired unexercised.

11.       Stock-based compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option plan and restricted stock plans as follows:

	2006	2007	2008
Cost of goods sold	$377	$488	$545
Sales and marketing	493	906	1,511
Research and development	746	920	1,199
Administration	2,180	2,868	3,126
Stock-based compensation expense	$3,796	$5,182	$6,381

As of December 31, 2008, the unrecognized stock-based compensation costs related to non-vested stock options and RSUs were $6,314 and $3,185, respectively (2007 – $8,688 and $2,372; 2006 – $6,587 and nil) which are expected to be recognized over a weighted average period of 2.4 and 1.8 years, respectively (2007 – 1.4 and 1.3 years; 2006 – 1.3 years and nil).

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  Accordingly, the weighted-average fair value of RSUs granted during the year ended December 31, 2008 was $15.80 (2007 – $19.50; 2006 – nil) per unit.  The expense recognized in our consolidated statement of operations for the year ended December 31, 2008 was $1,888 (2007 – $585; 2006 – nil).

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted in 2008 was $7.01 (2007 – $10.10; 2006 – $7.98) using the following assumptions:

	2006	2007	2008
Expected dividend yield	0	0	0
Expected stock price volatility	75%	63%	54%
Risk-free interest rate	4.19%	4.20%	3.11%
Expected life of options	4 years	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R, stock-based compensation is recognized based on awards expected to vest and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ.

12.       Financial instruments

Fair value of financial instruments

Effective January 1, 2008 we adopted SFAS No. 159 entitled “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“FAS No. 159”).  FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements.  Unrealized gains and losses on items for which the fair value option have been elected will be reported in earnings.  FAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We have not elected to apply the fair value option to any of our eligible items, therefore there is no impact on our consolidated financial statements.

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short and long-term investments are carried at fair market value; their book values for December 31, 2008 were $18,024 (2007 – $92,861) and nil (2007 – $19,457), respectively. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2008, two customers individually accounted for more than 10% of our revenue and, in aggregate, these two customers represented 53% of our revenue. In fiscal 2007 and 2006, these same two customers individually accounted for more than 10% of our revenue and, in aggregate, represented 44% and 40% of our revenue, respectively.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper, if any, is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations related to our facilities restructuring that are denominated in Canadian dollars. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars. A portion of our European revenues are paid in Euros and this rate has fluctuated substantially over the second half of 2008.  We mitigate this risk using those Euros to pay obligations denominated in Euros and by converting to U.S. dollars on an as needed basis. During the year ended December 31, 2008, we recorded an unrealized foreign exchange gain of $18,416, which is recorded in other income, on the restricted cash of €136,766 ($191,473) held for the Wavecom tender offer. We are generating an increasing portion of our revenue from sales to customers outside of North America including Europe, the Middle East and Asia.  We expect increased exposure to Euro fluctuations due to the acquisition of Wavecom. To date, we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

Credit facilities

During 2008, we had an unsecured revolving demand facility for $10,000, which bore interest at prime per annum. This facility was not utilized during either fiscal 2008 or fiscal 2007.  As of December 1, 2008, this line of credit was terminated.

In connection with our tender offer to acquire Wavecom, we signed a credit agreement on December 1, 2008 with two Canadian chartered banks that incorporates a one-year revolving term credit facility (“Revolving Facility’) and a one-year non-revolving term credit facility (“Term Facility”).  The Revolving Facility, not to exceed $55,000, is to be used for working capital requirements and bears interest at 275 basis points over prime per annum.  The Term Facility, not to exceed €218,000, is to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs and bears interest at 375 basis points over prime per annum.  The Term Facility is secured by cash of €136,766, disclosed as restricted cash, and both facilities are secured by a pledge against all of our assets.  On December 1, 2008, we issued a letter of credit in the amount of €218,000 under the secured Term Facility.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of the cash that secured the Term Facility.  As of February 27, 2009, the letter of credit was reduced from €218,000 to €22,162.  On March 13, 2009 the term loan of €80,473 was repaid with the proceeds from the redemption of the OCEANEs.

At December 31, 2008, we have no borrowings under the Revolving Facility and were in compliance with the covenants associated with the credit facilities.

Letters of credit

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. At December 31, 2008, we had no amounts outstanding (2007 – $6,028) under the letters of credit.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit.  On November 25, 2008, this standby irrevocable letter of credit was terminated.

On December 1, 2008, we had drawn a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility.  As of February 27, 2009, the letter of credit was reduced from €218,000 to €22,162.

13.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2007	2008
Deferred tax assets
Fixed assets	$2,745	$2,407
Loss carryforwards	16,383	6,149
Capital loss carryforwards	5,544	1,251
Scientific research and development expenses	19,250	3,782
Share issue costs	909	535
Reserves and other	6,091	9,956
Total gross deferred tax assets	50,922	24,080

Deferred tax liability
Acquired intangibles	3,451	2,758
Total net deferred tax assets	47,471	21,322
Less valuation allowance	46,210	16,219
Net deferred tax assets	$1,261	$5,103

In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2008, we have approximately $11,623 of capital loss carryforwards for Canadian tax purposes that are available, indefinitely, to be deducted against future Canadian taxable capital gains. As well, we have approximately $5,810 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $27,132 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2010 until 2028.

In addition, at December 31, 2008, net operating loss carryforwards for our foreign subsidiaries were $11,663 for U.S. income tax purposes that expire in various amounts commencing in 2020 through 2023, and $710 for China income tax purposes that expire in 2013. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of these net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.

We adopted the provisions of FIN 48 on January 1, 2007.  In accordance with FIN 48, we have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at December 31, 2008 were $9,344 (2007 – $4,085).  Of this total, $9,344 (2007 – $2,789) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.  We recognize potential interest and penalties related to income tax matters in income tax expense.  As at December 31, 2008, we have accrued $1,768 (2007 – $188) for interest and penalties.  Tax years ranging from 2003 to 2008 remain subject to examination in Canada, the United States, the United Kingdom, Australia, China and Hong Kong.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2006	2007	2008
Combined Canadian federal and provincial income taxes at expected rate of 31% (2007 – 34.12%, 2006 – 34.12%)	$3,699	$14,798	$21,927
Permanent and other differences	64	(492)	1,063
Change in valuation allowance	(4,324)	(7,526)	(30,694)
Change in statutory tax rate and foreign tax rate	(176)	2,379	1,353
Stock based compensation expense	964	951	1,356
Pre-acquisition loss not previously recognized	819	802	—
Foreign exchange gain adjustment	—	—	13,146
	$1,046	$10,912	$8,151

Our provisions for income taxes consist of the following:

	2006	2007	2008
Current
Canadian	$(91)	$—	$—
Foreign	1,255	12,096	11,993
Total current	1,164	12,096	11,993
Deferred
Canadian	—	—	—
Foreign	(118)	(1,184)	(3,842)
Total deferred	(118)	(1,184)	(3,842)
Income tax expense	$1,046	$10,912	$8,151

Reconciliation of Unrecognized Tax Benefits

	2007	2008
Unrecognized tax benefits, opening balance	$2,240	$4,085
Gross increases — tax positions in prior period	1,306	3,369
Gross increases — tax positions in current period	539	1,890
Unrecognized tax benefits, ending balance	$4,085	$9,344

14.       Research and development

	2006	2007	2008
Gross research and development	$32,094	$38,872	$48,296
Government research and development repayments	1,993	4,176	5,764
	$34,087	$43,048	$54,060

15.       Earnings per share

The weighted-average numbers of shares outstanding (in thousands) used in the computation of earnings per share are as follows:

	2006	2007	2008
Weighted-average shares used in computation of basic earnings per share	25,609	27,696	31,254
Weighted-average shares from assumed conversion of dilutive options	248	260	69
Weighted-average shares used in computation of diluted earnings per share	25,857	27,956	31,323

16.    Commitments and contingencies

(a)  Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2008 as follows:

	Cdn.$	U.S.$
2009	$4,469	$3,663
2010	4,446	3,644
2011	2,908	2,384
2012	1,556	1,275
2013	1,487	1,219
Thereafter	1,659	1,360
	$16,525	$13,545

(b)  Contingent liability on sale of products

(i)                  Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)               We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)            Under certain research and development funding agreements, we are contingently liable to repay up to $3,167. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)           Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. All funds available under this program were earned prior to 2004. During the year ended December 31, 2008, we recorded, in research and development expense, the accrued repayment of $2,806 (2007 – $4,139; 2006 – $1,977). In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. As no further TPC funding is anticipated given the termination of the Voq professional phone initiative in the second quarter of 2005, there were no claims during 2008 or 2007.  A total of Cdn.$4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative and no further TPC funding is anticipated.  Under the terms of the agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, is to be calculated over the period from April 2003 to December 2011.   If royalty repayments are less than Cdn. $16,455 by December 2011, repayments will continue subsequent to December 2011 until the earlier of when this amount is reached or December 2014.  In addition, all or part of the contribution is repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the year ended December 31, 2008, we have expensed $2,957 (2007 – $37; 2006 – $34), in research and development expense.   No cash repayments were made in 2008 or 2007.  Under the agreement, the first payment for the period from April 2003 until December 31, 2007 was due on May 1, 2008.

Given the termination of the Voq professional phone initiative, our obligations under the agreement are being reviewed with TPC.

(v)              We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2005	$2,633
Provisions	3,522
Expenditures	(3,550)
Balance, December 31, 2006	2,605
Provisions	4,992
Expenditures	(2,941)
Balance, December 31, 2007	4,656
Provisions	11,118
Expenditures	(11,809)
Balance, December 31, 2008	$3,965

(c)  Other commitments

We have entered into purchase commitments totalling approximately $86,500 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2009 and March 2009.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)  Legal proceedings

(i)                  During the first quarter of 2009, we were advised that two of our customers had been sued for alleged patent infringement by DNT, LLC and DataScape, Inc. in two separate complaints.  The complaints allege that the patent in the suit has been infringed by products that we sell to those customers.  We are assessing the complaints and our obligations to those customers.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  We have determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

(ii)               Sierra Wireless America, Inc., as successor to AirPrime, Inc., was named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time we acquired AirPrime, Inc. The settlement of this litigation was approved by the court in February 2007 and the appeal period, in respect of the decision, has expired.  The settlement was recorded in the first quarter of 2007 and had no net effect on our income statement.

(iii)            We and certain of our current and former officers were named as defendants in several class action complaints for alleged violations of federal securities laws which were consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York.  The defendants filed a motion to dismiss on April 7, 2006, and on May 15, 2007 the court dismissed the complaints in their entirety.  The appeal period, in respect of the decision, has expired.  This litigation is concluded. During 2005, we determined that it was probable that the legal costs related to these complaints would exceed our policy retention amount of $1.0 million.  Accordingly, we expensed $1.0 million in 2005.  Our legal costs totaled approximately $0.4 million, therefore we recorded $0.6 million as a recovery of administration costs in the second quarter of 2007.

(iv)           We are engaged in certain other legal actions in the ordinary course of our business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(e)  Tender offer

On December 2, 2008, we announced an all cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”)..  The total value of the transaction is approximately €218,000 ($304,000).  We made a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares representing Wavecom’s ordinary shares (“ADSs”) and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding Wavecom shares and 99.97% of the OCEANEs, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the opening of a subsequent offering period of the all cash tender offer for Wavecom securities in France and the United States.  The subsequent offering period will close on March 31, 2009.  The offer price for the Wavecom ordinary shares is €8.50 per share and the offer price for the OCEANEs is €31.93 plus unpaid accrued interest, per OCEANE.  Shortly after closing of the subsequent offering period and provided applicable legal requirements are satisfied, we intend to implement a squeeze-out of the Wavecom shares and OCEANEs that have not been tendered to the offer and to request the delisting of Wavecom shares and OCEANEs from Euronext and ADSs from Nasdaq.

We used cash available on our balance sheet to fund the purchase of the ordinary shares of Wavecom and utilized our credit facilities to fund the purchase of the OCEANEs of Wavecom.  On December 1, 2008, we had drawn a letter of credit in the amount of €218,000 (see note 12) issued under a €218,000 secured Term Facility.   The Term Facility was secured by cash of €136,766 ($191,473) and a pledge against all of our assets.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of the cash that secured the Term Facility.   As of February 27, 2009, the letter of credit was reduced from €218,000 to €22,162. On March 13, 2009 the term loan of €80,473 was repaid with proceeds from the redemption of the OCEANEs.

17.    Supplementary information

	2006	2007	2008
(a) Cash flow information:
Cash received
Interest	$4,204	$5,019	$6,330
Income taxes	717	10	13
Cash paid for
Interest	19	—	—
Income taxes	247	5,592	8,492
Non-cash financing activities
Issuance of common shares on acquisition (note 3)	—	17,597	—

(b) Allowance for doubtful accounts:
Opening balance	$1,561	$1,867	$1,939
Bad debt expense	315	342	269
Write offs and settlements	(9)	(270)	(219)
Closing balance	$1,867	$1,939	$1,989

(c) Other:
Rent expense	$2,334	$2,393	$3,699
Foreign exchange gain (loss)	911	(411)	20,017

18.    Segmented information

We operate in the wireless communications solutions industry and sales of our products and services are made in two segments within the industry – mobile computing and machine-to-machine (“M2M”). Management makes decisions about allocating resources based on the two operating segments that are aggregated as a result of their similar economic characteristics.

Revenues by product were as follows:

	2006	2007	2008
PC adapters	$156,512	$315,906	$408,776
Embedded modules	51,888	91,243	120,185
Mobile and M2M	7,082	25,694	30,832
Other	5,803	7,060	7,515
	$221,285	$439,903	$567,308

As at December 31, 2008, 33% (2007 – 28%) of our fixed assets are in Canada. In the year ended December 31, 2008, product sales in the Americas were 70% (2007 – 69%; 2006 – 64%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to significant customers are as follows:

	2006	2007	2008
Customer A	$62,747	$106,685	$183,271
Customer B	25,502	87,354	114,856

Executive Officers

Officers

Directors

Jason W. Cohenour President and Chief Executive Officer	Scott Davis Vice President, Sales, Mobile and M2M	Gregory D. Aasen (3) Corporate Director

David G. McLennan Chief Financial Officer and Secretary	Riley Hoyt Vice President, Engineering	Paul G. Cataford (1), (2) Corporate Director

James B. Kirkpatrick Chief Technical Officer	Evan Jones Vice President, Engineering	Peter Ciceri (1), (3) President Custom House Global Foreign Exchange

	Jean-Philippe Kielsznia Vice President, Engineering, Mobile and M2M	Charles E. Levine (1), (2), (3) Chairman of the Board
Officers
Andrew Berman Senior Vice President and General Manager, Mobile and M2M	Jason Krause Vice President, Corporate Development	S. Jane Rowe (1) Executive Vice President, Executive Offices Scotiabank

Steve Blaine Senior Vice President, Engineering	Jim Lahey Vice President, Europe, Middle East and Africa	David B. Sutcliffe (2) Corporate Director

Bill G. Dodson Senior Vice President, Operations	Mike O’Brien Vice President, North American Carrier and Distribution Sales	Kent Thexton (3) Chairman SEVEN Networks, Inc.

Dan Schieler Senior Vice President, Worldwide Sales	Jin Pak Vice President, Sales, Asia-Pacific and Latin America	Jason W. Cohenour President and Chief Executive Officer Sierra Wireless, Inc.

Mike Ardelan Vice President, Worldwide OEM Sales	Justin Schmid Vice President, Mobile and M2M

Jim Baichtal Vice President, Technology, Mobile and M2M	Archie Shyu Vice President, Engineering Sierra Wireless Technology (Shenzhen) Ltd.

Steve Burrington Vice President, Worldwide Systems Engineering	Greg Speakman Vice President, Marketing

Jocelyn Chang Vice President, Finance	Pat Watson Vice President, Human Resources

Rich Winters Vice President, Supply Chain

(1) Audit Committee

(2) Governance and Nominating Committee

(3) Human Resources Committee

General Counsel Blake, Cassels & Graydon LLP Vancouver, BC	Transfer Agent Computershare Investor Services Inc. Vancouver, BC

US Counsel Skadden, Arps, Slate, Meagher & Flom LLP Toronto, Ontario	Share Information The common shares of Sierra Wireless, Inc. are listed for trading under the symbol SW on The Toronto Stock Exchange and under SWIR on The	Head Office Sierra Wireless, Inc. 13811 Wireless Way Richmond British Columbia Canada V6V 3A4
Intellectual Property Lawyers Nixon Peabody LLP Palo Alto, California	Nasdaq Global Market.

Auditors KPMG LLP Vancouver, BC

Annual General Meeting
The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on May 5, 2009 at 2:30 p.m. (Pacific) at the Company’s head office in Richmond, British Columbia.

Telephone 604 231 1100 Facsimile 604 231 1109 Website www.sierrawireless.com